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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------


                                  SCHEDULE 13G


             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)



                          LEHMAN BROTHERS HOLDINGS INC.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                   524908 10 0
                                 (CUSIP Number)

                             --------------------


      Check the following box if a fee is being paid with this statement [ ].

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                                  SCHEDULE 13G

CUSIP NO.:

(1)   NAME OF REPORTING PERSON:  Nippon Life Insurance Company

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)   [ ]

      (b)   [ ]

(3)   SEC USE ONLY


(4)   CITIZENSHIP OR PLACE OF ORGANIZATION:  Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      (5)   SOLE VOTING POWER:  N/A

      (6)   SHARED VOTING POWER:  N/A

      (7)   SOLE DISPOSITIVE POWER:  N/A

      (8)   SHARED DISPOSITIVE POWER:  N/A

(9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  N/A

(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]

(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):  N/A

(12)  TYPE OF REPORTING PERSON:  IC


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ITEM 1(a).  NAME OF ISSUER:

            Lehman Brothers Holdings, Inc. (the "Issuer")

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            3 World Financial Center
            New York, NY  10285

ITEM 2(a).  NAME OF PERSON FILING:

            Nippon Life Insurance Company
            (the "Reporting Person")

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            2-2 Yurakucho, 1-chome
            Chiyoda-ku, Tokyo 100, Japan

ITEM 2(c).  CITIZENSHIP:

            Japan

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

            Common Stock(the "Common Stock")

ITEM 2(e).  CUSIP NUMBER:

            524908 10 0


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ITEM 3.     IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(b), OR 13D-2(b),
            CHECK WHETHER THE PERSON FILING IS A:

            (a) [ ] Broker or dealer registered under Section 15 of the Act,

            (b) [ ] Bank as defined in Section 3(a)(6) of the Act,

            (c) [x] Insurance Company as defined in Section 3(a)(19) of the Act,

            (d) [ ] Investment Company registered under Section 8 of the
                    Investment Company Act,

            (e) [ ] Investment Adviser registered under Section 203 of the
                    Investment Advisers Act of 1940,

            (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund, see 13d-1(b)(1)(ii)(F),

            (g) [ ] Parent Holding Company, in accordance with Rule
                    13d-1(b)(ii)(G); see Item 7,

            (h) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).


ITEM 4.     OWNERSHIP.

            If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

            (a)   Amount beneficially owned:  N/A

            (b)   Percent of class:  N/A

            (c)   Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote: N/A


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                  (ii)  Shared power to vote or to direct the vote: N/A

                  (iii) Sole power to dispose or to direct the disposition of:
                        N/A

                  (iv)  Shared power to dispose or to direct the disposition of:
                        N/A

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the Common Stock, check the following [x].

ITEM 6.     OWNERSHIP OF MOVE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            N/A

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            N/A

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

            N/A

ITEM 10.    CERTIFICATION.

            By signing below the Reporting Person certifies that, to the best of my knowledge and belief, the shares of Common Stock referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


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                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 1998                    NIPPON LIFE INSURANCE COMPANY



                                    By: /s/ Junichi Miyagaki
                                       -------------------------------------
                                        Name: Junichi Miyagaki
                                        Title: Deputy Chief Representative


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